Exhibit 99.1

Table of Contents

Condensed Interim Consolidated Statements of Financial Position	1

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss	2

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Condensed Interim Consolidated Financial Statements:

1. Description of Business	5
2. Basis of Preparation	5
3. New Accounting Policies and Pronouncements	5
4. Restricted Funds	5
5. Commodity Taxes Recoverable and Other Receivables	6
6. Inventory	6
7. Biological Assets	6
8. Investments in Associates & Joint Ventures	7
9. Long-term Investments	7
10. Property, Plant and Equipment	8
11. Intangible Assets	8
12. Warrant Liabilities	9
13. Convertible Debentures	9
14. Lease Liabilities	10
15. Term Loan	10
16. Share Capital	11
17. Common Share Purchase Warrants	12
18. Share-based Compensation	12
19. Net Loss per Share	14
20. Financial Instruments	14
21. Operating Expenses by Nature	16
22. Related Party Disclosure	16
23. Capital Management	17
24. Commitments and Contingencies	17
25. Fair Value of Financial Instruments	18
26. Non-Controlling Interest	19
27. Revenue from Sale of Goods	19
28. Segmented Information	20
29. Operating Cash Flow	20
30. Comparative Information	20
31. Income Taxes	20
32. Subsequent Events	21

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in thousands of Canadian Dollars)

As at	Note	October 31, 2020	July 31, 2020
Assets
Current assets
Cash and cash equivalents		$149,773	$184,173
Restricted funds	4	31,424	8,261
Trade receivables	25	21,967	19,426
Commodity taxes recoverable and other receivables	5	13,298	16,733
Prepaid expenses – current		6,816	4,606
Inventory	6	74,597	64,933
Biological assets	7	10,474	7,571

		308,349	305,703

Non-current assets
Property, plant and equipment	10	283,716	285,366
Intangible assets	11	16,027	16,008
Investment in associate and joint ventures	8	75,232	76,306
Lease receivable		3,842	3,865
License and prepaid royalty – HIP		931	1,020
Long-term investments	9	2,627	3,209
Prepaid expenses		3,049	1,392

		693,773	692,869

Liabilities
Current liabilities
Accounts payable and accrued liabilities		38,520	32,451
Excise taxes payable		4,136	7,121
Warrant liabilities	12	2,717	3,450
Lease liability – current	14	4,817	4,772
Term loan	15	3,084	29,930
Onerous contract	24	4,763	4,763

		58,037	82,487

Non-current liabilities
Lease liability	14	23,574	24,344
Convertible debentures	13	29,925	28,969
Term loan	15	26,025	—
Other long-term liabilities		199	393
		137,760	136,193
Shareholders’ equity
Share capital	16	1,023,588	1,023,788
Share-based payment reserve	18	64,191	65,746
Warrant reserve	17	95,617	95,617
Contributed surplus		32,295	27,377
Accumulated deficit		(663,428)	(659,231)
Non-controlling interest	26	3,750	3,379

		556,013	556,676

		$693,773	$692,869

Commitments and contingencies (Note 24)

Subsequent events (Note 32)

Approved by the Board of Directors

/s/ Jason Ewart, Director

/s/ Michael Munzar, Director

The accompanying notes are an integral part of these consolidated financial statements.

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(Unaudited, expressed in thousands of Canadian Dollars, except per share data)

For the three months ended	Note	October 31, 2020	October 31, 2019
Revenue from sale of goods	27	$41,300	$19,297
Excise taxes		(11,887)	(4,839)

Net revenue from sale of goods		29,413	14,458
Ancillary revenue		55	41

Net revenue		29,468	14,499
Cost of goods sold	6,21	17,544	35,826

Gross (loss)/profit before fair value adjustments		11,924	(21,327)
Realized fair value amounts on inventory sold	6	4,806	6,663
Unrealized gain on changes in fair value of biological assets	7	(11,096)	(7,051)

Gross profit/(loss)		$18,214	$(20,939)

Operating expenses
Selling, general and administrative	21	11,916	15,973
Marketing and promotion		2,082	6,220
Share-based compensation	21	2,930	8,164
Research and development		1,033	1,744
Depreciation of property, plant and equipment	10	1,078	1,333
Amortization of intangible assets	11	331	1,666
Restructuring costs		525	3,722
Impairment of property, plant and equipment	10	803	702
Loss on disposal of property, plant and equipment		78	—

		$20,776	$39,524

Loss from operations		(2,562)	(60,463)
Revaluation of financial instruments gain		733	297
Share of loss from investment in associate and joint ventures	8	(1,073)	(1,682)
Loss on convertible debenture receivable		—	(2,627)
Unrealized loss on investments	9	(587)	(1,671)
Realized gain on investments		—	17
Foreign exchange gain/(loss)		(461)	(46)
Interest and financing expenses		(2,307)	(435)
Interest income		412	571
Other income		1,648	—

Loss and comprehensive loss attributable to shareholders before tax		$(4,197)	$(66,039)

Income tax recovery		—	6,023

Net loss and comprehensive loss		$(4,197)	$(60,016)

Comprehensive loss attributable to:
Shareholders of HEXO Corp.		(4,197)	(60,016)
Non-controlling interest		—	—

		$(4,197)	$(60,016)

Net loss per share, basic and diluted		$(0.01)	$(0.23)

Weighted average number of outstanding shares
Basic and diluted	19	483,399,018	256,996,663

The accompanying notes are an integral part of these consolidated financial statements.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited, expressed in thousands of Canadian Dollars, except per share data)

For the three months ended	Note	Number of common shares	Share capital	Share-based payment reserve	Warrant reserves	Contributed surplus	Non- controlling interest	Accumulated deficit	Shareholders’ equity
Balance at July 31, 2019		256,981,753	$799,706	$40,315	$60,433	$—	$1,000	$(112,742)	$788,712
Exercise of stock options	18	80,030	174	(69)	—	—	—	—	105
Equity-settled share-based payments	18,21	—	—	10,825	—	—	—	—	10,825
Net loss and comprehensive loss		—	—	—	—	—	—	(60,016)	(60,016)

Balance at October 31, 2019		257,061,783	$799,880	$51,071	$60,433	$—	$1,000	$(172,758)	$739,626

Balance at July 31, 2020		482,465,748	$1,023,788	$65,746	$95,617	$27,377	$3,379	$(659,231)	$556,676
June 2020 at the market offering	16	979,500	—	—	—	—	—	—	—
Issuance fees		—	(200)	—	—	—	—	—	(200)
Expiry of stock options		—	—	(4,918)	—	4,918	—	—	—
Equity-settled share-based payments	18,21	—	—	3,363	—	—	—	—	3,363
Non-controlling interest	26	—	—	—	—	—	371	—	371
Net loss and comprehensive loss		—	—	—	—	—	—	(4,197)	(4,197)

Balance at October 31, 2020		483,445,248	$1,023,588	$64,191	$95,617	$32,295	$3,750	$(663,428)	$556,013

The accompanying notes are an integral part of these consolidated financial statements.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in thousands of Canadian Dollars)

For the three months ended	Note	October 31, 2020	October 31, 2019
Operating activities
Total net loss		$(4,197)	$(60,016)
Items not affecting cash	29	3,023	37,173
Changes in non-cash operating working capital items	29	(4,930)	(11,376)

Cash used in operating activities		(6,104)	(34,219)

Financing activities
Issuance fees		(200)	—
Proceeds from the exercise of stock options	18	—	105
Payments on term loan	15	(875)	(872)
Debt interest payments		(285)	—
Lease payments	14	(1,107)	(369)
Interest paid on unsecured convertible debentures	13	(803)	—

Cash used financing activities		(3,270)	(1,136)

Investing activities
Settlement of short-term investments		—	12,535
Restricted cash		(23,163)	3,574
Proceeds from sale of property, plant and equipment	10	196	—
Acquisition of property, plant and equipment		(1,709)	(45,248)
Purchase of intangible assets		(350)	(147)
Investment in associate and joint ventures	9	—	(7,650)

Cash used in investing activities		(25,026)	(36,936)

Cash used		(34,400)	(72,291)
Cash and cash equivalents, beginning of year		184,173	113,568

Cash and cash equivalents, end of year		$149,773	$41,277

Supplemental cashflow information in Note 29.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

For the three months ended October 31, 2020 and 2019

(Unaudited, expressed in thousands of Canadian Dollars, except share amounts or where otherwise stated)

1. Description of Business

HEXO Corp. (the “Company”), is a publicly traded corporation, incorporated in Ontario. HEXO is licensed to produce and sell cannabis and cannabis products under the Cannabis Act. Its head office is located at 3000 Solandt Road Ottawa, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), both under the trading symbol “HEXO”.

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. These measures remain in effect as at October 31, 2020. The production and sale of cannabis in Canada has been deemed as an essential service.

The Company continuously monitors the impact of the pandemic on all aspects of its business and operations and as of October 31, 2020, we have not observed any material changes.

2. Basis of Preparation

Statement of Compliance

These condensed interim consolidated financial statements (“interim consolidated financial statements”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and IFRS Interpretations Committee (“IFRIC”). These interim consolidated financial statements do not contain all the disclosures required in annual consolidated financial statements and should be read in conjunction with the amended and restated annual consolidated financial statements of the Company for the year ended July 31, 2020, prepared in accordance with IFRS.

The interim consolidated financial statements have been prepared using accounting policies consistent with those described in the amended and restated annual consolidated financial statements for the year ended July 31, 2020.

These interim consolidated financial statements were approved and authorized for issue by the Board of Directors on December 14, 2020.

3. New Accounting Policies and Pronouncements

New Accounting Policy

CAPTIVE INSURANCE

Insurance coverage for the Company’s directors and officers has been secured through a Captive Cell program (“the Captive Program”). The Captive Program was effected by entering into a participation agreement with registered insurer for the purposes of holding and managing the Company’s coverage funds through a separate cell account (the “Cell Captive”). The Company applies IFRS 10 Consolidated Financial Statements in its assessment of control as it relates to the Cell Captive. The Company’s accounting policy is to consolidate the Cell Captive. Currently the Captive Program funds are held as cash in the Cell Captive with the possibility of reinvestment into short-term investments and/or marketable securities in the future. As the funds cannot be transferred to other parts of the group without providing 6 month notice, the funds are disclosed as Restricted cash. The Company recognizes gains and losses from, interest, foreign exchange activity and/or fair market value adjustments through the Statement of Loss and Comprehensive Loss.

New Accounting Procurement Not Yet Effective

AMENDMENTS TO IAS 37: ONEROUS CONTRACTS AND THE COST OF FULFILLING A CONTRACT

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

4. Restricted Funds

	October 31, 2020	July 31, 2020
	$	$
Debt service reserve account – term loan (Note 15)	8,424	8,191
Letters of credit, collateral and guarantees for purchases	—	70
Captive insurance	23,000	—

Total	31,424	8,261

5. Commodity Taxes Recoverable and Other Receivables

	October 31, 2020	July 31, 2020
Commodity taxes recoverable	9,028	12,821
Lease receivable – current[1]	630	630
Other receivables	3,640	3,282

Total	13,298	16,733

[1]	A related party capital lease receivable related to Truss Limited Partnership (Note 22).

6. Inventory

	As at October 31, 2020
	Capitalized cost	Biological asset fair value adjustment	Total
Dried cannabis	$34,948	$19,562	$54,510
Purchased dried cannabis	1,301	—	1,301
Extracts	6,360	92	6,452
Purchased extracts	6,467	—	6,467
Hemp derived distillate	566	—	566
Packaging and supplies	5,301	—	5,301

	$54,943	$19,654	$74,597

	As at July 31, 2020
	Capitalized cost	Biological asset fair value adjustment	Total
Dried cannabis	$29,702	$16,981	$46,683
Purchased dried cannabis	1,956	—	1,956
Extracts	4,828	385	5,213
Purchased extracts	5,977	—	5,977
Hemp derived distillate	566	—	566
Packaging and supplies	4,538	—	4,538

	$47,567	$17,366	$64,933

Capitalized costs relating to inventory expensed and included in Cost of goods sold and amounted to $19,087 for the three months ended October 31, 2020 (October 31, 2019 – $8,278). The unrealized fair value gain on biological asset fair value adjustments on the consolidated statement of loss for the three months ended October 31, 2020 was $11,096 (October 31, 2019 – $7,051). The realized fair value amounts on inventory sold on the consolidated statement of loss was $4,806 for the three months ended October 31, 2020 (October 31, 2019 – $6,663). During the three months ended October 31, 2020, the Company reversed certain prior period impairment losses of $1,543 (October 31, 2019 – $nil) recorded in costs of sales on the consolidated statement of loss and $688 (October 31, 2019 – $nil) of fair value recorded in fair value amounts on inventory sold.

Total share-based compensation capitalized to inventory in the three months ended October 31, 2020 was $239 (October 31, 2019 – $2,661). Total depreciation capitalized to inventory in the three months ended October 31, 2020 was $3,724 (October 31, 2019 – $2,551).

7. Biological Assets

The Company’s biological assets consist of cannabis plants throughout the growth cycle; from mother plants to plants in propagation, vegetative and flowering stages. The changes in the carrying value of biological assets are as follows:

	For the three months ended October 31, 2020	For the year ended July 31, 2020
	$	$
Balance, beginning of year	7,571	7,371
Production costs capitalized	7,764	38,638
Net increase in fair value due to biological transformation and estimates	11,096	29,356
Transferred to inventory upon harvest	(15,957)	(67,131)
Disposal of biological assets	—	(663)

Balance, end of period	10,474	7,571

The valuation of biological assets is based on an income approach (Level 3) in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in process biological assets, the fair value at the point of harvest is adjusted based on the stage of growth at period-end.

The significant estimates used in determining the fair value of cannabis plants are as follows:

•	yield per plant;

•

stage of growth percentage estimated as costs incurred as a percentage of total cost as applied to the estimated total fair value per gram (less fulfilment costs) to arrive at an in-process fair value for estimated biological assets, which have not yet been harvested;

•	percentage of costs incurred for each stage of plant growth.

•	fair value selling price per gram less cost to complete and cost to sell.

•	destruction/wastage of plants during the harvesting and processing process.

Management’s identified significant unobservable inputs, their range of values and sensitivity analysis are presented in the tables below.

Unobservable inputs	Input values		An increase or decrease of 5% applied to the unobservable input would result in a change to the fair value of approximately
	October 31, 2020	July 31, 2020	October 31, 2020	July 31, 2020
Weighted average selling price Derived from actual retail prices on a per product basis using the expected Flower and Trim yields per plant.	$3.00 per dried gram	$3.23 per dried gram	$768	$550
Yield per plant Derived from historical harvest cycle results on a per strain basis.	55 – 149 grams per plant	46 – 135 grams per plant	$521	$376
Stage of growth Derived from the estimates of stage of completion within the harvest cycle.	Average of 45% completion	Average of 43% completion	$521	$376
Waste Derived from the estimates of planned removal and naturally occurring waste within the cultivation and production cycle.	0%–21% dependent upon the stage within the harvest cycle	0%–21% dependent upon the stage within the harvest cycle	No material variance	No material variance

8. Investments in Associates & Joint Ventures

	For the three months ended October 31, 2020			For the year ended July 31, 2020
	Truss LP	Other	Total	Truss LP	Other	Total
	$	$	$	$	$	$
Opening Balance	74,966	1,340	76,306	51,786	1,063	52,849
Cash contributed to investment	—	—	—	29,155	1,231	30,386
Capitalized transaction costs	—	—	—	—	109	109
Share of net (loss)/gain	(1,454)	380	(1,074)	(5,975)	(356)	(6,331)
Impairment	—	—	—	—	(707)	(707)

Ending Balance	73,512	1,720	75,232	74,966	1,340	76,306

Truss LP

The Truss Limited Partnership (“Truss LP”) is a joint arrangement between the Company and Molson Coors Canada (the “Partner”) and is a standalone entity, incorporated in Canada, with its own board of directors and an independent management team. The Partner holds 57,500 common shares representing 57.5% controlling interest in Truss with the Company holding 42,500 common shares and representing the remaining 42.5%. Truss is a private limited partnership and its principal operating activities consist of pursuing opportunities to develop non-alcoholic, cannabis-infused beverages (Note 22).

9. Long-term Investments

	Units	Fair value July 31, 2020	Investment	Change in fair value	Fair value October 31, 2020
		$	$	$	$
Level 1 Investments
Fire and Flower common shares	1,319,377	1,292	—	(317)	975
Inner Spirit common shares	8,994,500	1,260	—	(270)	990
Other long-term investments	n/a	517	5	—	522
Level 3 Investments
Segra International Corp.	400,000	140	—	—	140

Total		3,209	5	(587)	2,627

10. Property, Plant and Equipment

Cost	Land	Buildings	Leasehold improvements	Cultivation and production equipment	Furniture, computers, vehicles and equipment	Construction in progress	Right-of-Use assets	Total
	$	$	$	$	$	$	$	$
At July 31, 2019	5,339	150,834	627	42,029	10,368	57,550	—	266,747
Additions	—	24,432	1,395	14,969	9,404	66,246	24,405	140,851
Disposals	(3,683)	(18,260)	—	(13,402)	(909)	(5,428)	—	(41,682)
Transfers	—	7,943	22,417	(10,135)	8	(20,233)	—	—
At July 31, 2020	1,656	164,949	24,439	33,461	18,871	98,135	24,405	365,916

Additions	—	885	87	629	127	2,242	—	3,970
Disposals	—	—	—	(15)	—	—	—	(15)
Transfers	—	—	3,964	877	—	(4,841)	—	—

At October 31, 2020	1,656	165,834	28,490	34,952	18,998	95,536	24,405	369,871

Accumulated depreciation and impairments
At July 31, 2019	—	4,392	130	2,216	1,216	—	—	7,954
Depreciation	—	7,395	879	3,702	3,562	—	2,522	18,060
Transfers	—	—	—	271	(271)	—	—	—
Disposals	—	(17,081)	—	(7,435)	(366)	—	—	(24,882)
Impairments	307	19,006	—	9,937	—	48,990	1,178	79,418
At July 31, 2020	307	13,712	1,009	8,691	4,141	48,990	3,700	80,550
Depreciation	—	1,848	407	1,014	927	—	606	4,802
Impairments	—	—	—	—	—	42	761	803

At October 31, 2020	307	15,560	1,416	9,705	5,068	49,032	5,067	86,155

Net book value
At July 31, 2019	5,339	146,442	497	39,813	9,152	57,550	—	258,793
At July 31, 2020	1,349	151,237	23,430	24,770	14,730	49,145	20,705	285,366

At October 31, 2020	1,349	150,274	27,074	25,247	13,930	46,504	19,338	283,716

In the three months ended October 31, 2020, the Company capitalized $3,724 (July 31, 2020 – $11,988) of depreciation to inventory. During the three months ended October 31, 2020, depreciation expensed to the consolidated statement of loss and comprehensive loss was $1,078 (July 31, 2020 – $6,072).

Capitalized borrowing costs to buildings in the three months ended October 31, 2020 were $617 (July 31, 2020 – $2,385) at an average interest rate of 6.5% (July 31, 2020 – 7.22%).

11. Intangible Assets

Cost	Cultivating and processing license	Brand	Software	Domain names	Patents	Total
	$	$	$	$	$	$
At July 31, 2019	116,433	8,440	3,558	585	1,231	130,247
Additions	—	—	702	—	875	1,577
Disposals	—	—	(550)	—	(173)	(723)

At July 31, 2020	116,433	8,440	3,710	585	1,933	131,101
Additions	—	—	184	—	166	350
Disposals	—	—	(872)	—	—	(872)

At October 31, 2020	116,433	8,440	3,022	585	2,099	130,579

Accumulated amortization
At July 31, 2019	1,601	—	1,269	66	29	2,965
Amortization	3,167	—	697	59	16	3,939
Impairment	106,189	2,000	—	—	—	108,189

At July 31, 2020	110,957	2,000	1,966	125	45	115,093
Amortization	128	—	159	15	29	331
Disposals	—	—	(872)	—	—	(872)

At October 31, 2020	111,085	2,000	1,253	140	74	114,552

Net book value	Cultivating and processing license	Brand	Software	Domain names	Patents	Total
At July 31, 2019	114,832	8,440	2,289	519	1,202	127,282
At July 31, 2020	5,476	6,440	1,744	460	1,888	16,008

At October 31, 2020	5,348	6,440	1,769	445	2,025	16,027

Research and development expenses in the three months ended October 31, 2020 amounted to $1,033 (October 31, 2019 - $1,744).

12. Warrant Liabilities

	USD$25,000 Registered Direct Offering	USD$20,000 Registered Direct Offering	Total
	$	$	$
Balance as at July 31, 2020	1,917	1,533	3,450
Gain on revaluation of financial instruments	(408)	(325)	(733)

Balance as at October 31, 2020	1,509	1,208	2,717

The warrants are classified as a liability because the exercise price is denominated in US dollars, which is different to the functional currency of the Company.

The warrant liabilities were revalued on October 31, 2020 using the Black-Scholes-Merton option pricing model (Level 2) using the following assumptions:

•	stock price of USD$0.61;

•	expected life of 2.5 years;

•	$nil dividends;

•	96% volatility based upon historical data;

•	risk-free interest rate of 0.24%; and

•	USD/CAD exchange rate of 1.3318.

USD$20,000 Registered Direct Offering – Warrants

On October 31, 2020 the Company had 5,988,024 common share purchase warrants outstanding (Note 17) with an exercise price of USD$2.45 per share with a five year-term.

The loss on the revaluation of the warrant liability during the three months ended October 31, 2020 was $325 (October 31, 2019 - $nil) which is recorded in Other income and losses on the consolidated statements of loss and comprehensive loss.

USD$25,000 Registered Direct Offering – Warrants

On October 31, 2020 the Company had 7,485,032 common share purchase warrants outstanding (Note 17) with an exercise price of USD$2.45 per share with a five year-term.

The loss on the revaluation of the warrant liability during the three months ended October 31, 2020 was $408 (October 31, 2019 - $nil) which is recorded in Other income and losses on the consolidated statements of loss and comprehensive loss.

13. Convertible Debentures

Balance as at July 31, 2020	$28,969
Interest expense	1,759
Interest paid	(803)

Balance as at October 31, 2020	$29,925

On December 5, 2019, the Company closed a $70,000 private placement of convertible debentures. The Company issued a total of $70,000 principal amount of 8.0% unsecured convertible debentures maturing on December 5, 2022 (the “Debentures”). The Debentures are convertible at the option of the holder at any time after December 7, 2020 and prior to maturity at a conversion price of $3.16 per share (the “Conversion Price”), subject to adjustment in certain events. The Company may force the conversion of all of the then outstanding Debentures at the Conversion Price at any time after December 7, 2020 and prior to maturity on 30 days’ notice if the daily volume weighted average trading price of the common shares of the Company is greater than $7.50 for any 15 consecutive trading days.

At any time on or before December 4, 2020, the Company may repay all, but not less than all, of the principal amount of the Debentures, plus accrued and unpaid interest. Upon maturity, the holders of the Debentures have the right to require the Company to repay any principal amount of their Debentures through the issuance of common shares of the Company in satisfaction of such amounts at a price equal to the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the payment date.

In May 2020, the Company provided notice to all holders of the Debentures of an option to voluntarily convert their Debentures into units of the Company (the “Conversion Units”) at a discounted early conversion price of $0.80 (the “Early Conversion Price”) calculated based on the 5-day volume weighted average HEXO Corp. market prices (the “VWAP”) preceding the announcement. The VWAP unitized data from both the TSX and NYSE. Each Conversion Unit will provide the holder one common share and one half common share purchase warrant (with an exercise price of $1.00 and term of three years). The early conversion occurred in two phases, the first being on June 10, 2020 followed by the second and final phase June 30, 2020. During phases one and two, $23,595 principal amount, or approximately 34%, and $6,265 principal amount, or approximately 9% of the Debentures were converted under the Early Conversion Price into 29,493,750 and 7,831,250 common shares and 14,746,875 and 3,915,625 common share purchase warrants of HEXO Corp, respectively.

On October 31, 2020, there remains $40,140 in principal debentures, the net present value of the debt was $26,600 and the remaining balance of $13,540, was allocated to the conversion feature.

The accrued and unpaid interest as at October 31, 2020 was $220.

14. Lease Liabilities

The following is a continuity schedule of lease liabilities for the three months ended October 31, 2020:

$
Balance as at July 31, 2020	29,116
Lease disposals	(419)
Lease payments	(1,107)
Interest expense on lease liabilities	801

Balance as at October 31, 2020	28,391

Current portion	4,817

Long-term portion	23,574

The Company’s leases consist of administrative real estate leases and a production real estate property. Effective August 1, 2020, the Company exited a real estate lease and the corresponding liability was written off for a realized a gain $419 recognized in Other income and losses on the consolidated statements of loss and comprehensive loss. The Company expensed variable lease payments of $871 for the three months ended October 31, 2020 (October 31, 2019 – $961).

The following table is the Company’s lease obligations over the next five fiscal years and thereafter as at October 31, 2020:

Fiscal year	2021	2022 – 2023	2024 – 2025	Thereafter	Total
	$	$	$	$	$
Lease obligations	3,415	9,267	8,749	31,082	52,513

15. Term Loan

Term Loan

On February 14, 2019, the Company entered into a syndicated credit facility with Canadian Imperial Bank of Commerce (“CIBC”) as Sole Bookrunner, Co-Lead Arranger and Administrative Agent and Bank of Montreal as Co-Lead Arranger and Syndication Agent (together “the Lenders”). The Lenders provided the Company with up to $65,000 in secured debt financing at a rate of interest that is expected to average in the mid-to-high 5% per annum range. The credit facility consisted of an up to $50,000 term loan (“Term Loan”) and up to a $15,000 in a revolving credit facility which since expired in the year end July 31, 2020. The credit facility matures in February 14, 2022. The Company may repay the loan without penalty, at any time and the loan is secured against the Company’s property, plant and equipment. The Company shall repay at minimum 2.5% of the initial amount drawn each quarter per the terms of the credit facility agreement. On February 14, 2019, the Company received $35,000 on the Term Loan and incurred financing costs of $1,347.

During the year ended July 31, 2020 the Company amended its credit facility which resulted in:

(i)	The modification of financial covenants which require the Company to:

i.	Maintain a Tangible Net Worth Ratio of not more than 1:00 to 1:00 at all times;

ii.	Maintain a Cash Balance of more than $15,000 at all times; and

iii.	Maintain certain EBITDA requirements (as defined in the Credit Facility Agreement) with respect to each Fiscal Quarter.

The Company was in compliance with the revised financial covenants noted above as at October 31, 2020.

On July 31, 2020 the Company was not in compliance with an administrative banking covenant which mandated that the Company does not utilize a Canadian dollar operating bank account with any institution other than the Lenders. The Company was subject to the covenant 90 days after entering the syndicated credit facility on February 14, 2019. The Company received an amendment on October 29, 2020 allowing it to rectify this administrative breach by April 27, 2021. Therefore, since the amendment was received after July 31, 2020 and within the three months ended October 31, 2020 the Company classified its Term Loan as a current liability on July 31, 2020 and has classified the Term Loan between current and long term liabilities as appropriate at October 31, 2020. As at October 31, 2020 the Company continues working towards satisfying the terms of the above amendment.

In the three months ended October 31, 2020, the total interest expense and total interest capitalized were $346 (October 31, 2019 - $252) and $186 (October 31, 2019 - $511), respectively. The non-cash interest expense relating to the amortization of deferred financing costs was $100 for the three months ended October 31, 2020 (October 31, 2019 - $387).

The following table illustrates the continuity schedule of the term loan as at October 31, 2020 and July 31, 2020:

	October 31, 2020	July 31, 2020
Term loan	$	$
Opening balance	30,625	34,125
Repayments	(875)	(3,500)

Ending balance	29,750	30,625

Deferred financing costs	$	$
Opening balance	(695)	(751)
Additions	(46)	(445)
Amortization of deferred finance costs	100	501

Ending balance	(641)	(695)
Total term loan	29,109	29,930

Current portion	3,084	29,930

Long-term portion	26,025	—

16. Share Capital

(a) Authorized

An unlimited number of common shares and an unlimited number of special shares, issuable in series.

(b) Consolidation Announcement

On October 30, 2020 the Company announced a proposed share consolidation of its common shares on basis of eight pre-consolidation common shares for one post-consolidation common share (8:1). The purpose of the proposed share consolidation is to increase the Company’s common share price to regain compliance with the USD$1.00 minimum share price continued listing standard of the New York Stock Exchange. The Consolidation will be effected by the filing of articles of amendment to the Company’s articles under the Business Corporations Act (Ontario) and is subject to shareholder approval by way of a special resolution. The Consolidation will be submitted to the Company’s shareholders for approval at an annual and special meeting of shareholders scheduled to be held on December 11, 2020 (Note 32). The Consolidation is also subject to the approval of the NYSE and the Toronto Stock Exchange.

(c) Issued and Outstanding

As at October 31, 2020, a total of 483,445,248 (July 31, 2020 – 482,465,748) common shares were issued and outstanding. No special shares have been issued or are outstanding.

			Number of shares	Share Capital
Balance at July 31, 2020			482,465,748	$1,023,788
June 2020 at the market offering	(i	)	979,500	—
Issuance fees				(200)

Balance at October 31, 2020			483,445,248	$1,023,588

(i)	June 2020 At-the-market (“ATM”) Offering

On June 16, 2020, the Company established an ATM equity program allowing the Company to issue up to $34,500 (or its U.S. dollar equivalent) of common shares to the public. The common shares sold through the ATM program were sold through the TSX, the NYSE and other marketplaces on which the common shares were listed, quoted or otherwise traded, at the prevailing market price at the time of sale. The program closed on July 31, 2020 and a total of approximately $34,551 (after foreign exchange gains) was generated through the issuance of 32,942,479 common shares in the year ended July 31, 2020. On July 31, 2020 a receivable of $883 remained for irrevocable sales which occurred prior to year end and subsequently settled on August 5, 2020, at which time the remaining 979,500 shares were issued.

17. Common Share Purchase Warrants

The following table summarizes warrant activity during the three months ended October 31, 2020 and year ended July 31, 2020.

	October 31, 2020		July 31, 2020
	Number of warrants	Weighted average exercise price[1]	Number of warrants	Weighted average exercise price[1]
Outstanding, beginning of year	133,517,607	$1.90	29,585,408	$9.95
Expired	—	—	(15,559,483)	12.25
Issued	—	—	123,905,556	1.24
Exercised	—	—	(4,413,874)	0.97

Outstanding, end of year	133,517,607	$1.90	133,517,607	$1.90

[1]	USD denominated warrant’s exercise price have been converted to the CAD equivalent as at the period end for presentation purposes.

The following is a consolidated summary of warrants outstanding as at October 31, 2020 and July 31, 2020.

	October 31, 2020		July 31, 2020
	Number outstanding	Book value	Number outstanding	Book value
Classified as Equity		$		$
June 2019 financing warrants
Exercise price of $15.79 expiring June 19, 2023	2,184,540	10,022	2,184,540	10,022
April 2020 underwritten public offering warrants
Exercise price of $0.96 expiring April 13, 2025	56,017,500	18,906	56,017,500	18,906
May 2020 underwritten public offering warrants
Exercise price of $1.05 expiring May 21, 2025	31,410,050	10,805	31,410,050	10,805
Conversion Unit warrants
Exercise price of $1.00 expiring June 10, 2023	14,746,875	11,426	14,746,875	11,426
Exercise price of $1.00 expiring June 30, 2023	3,915,625	1,928	3,915,625	1,928
Broker / Consultant warrants
Exercise price of $0.75 expiring November 3, 2021	175,618	78	175,618	78
Exercise price of $0.75 expiring March 14, 2022	94,282	66	94,282	66
Exercise price of $15.79 expiring June 19, 2023	61	—	61	—
Molson warrants
Exercise price of $6.00 expiring October 4, 2021	11,500,000	42,386	11,500,000	42,386

	120,044,551	95,617	120,044,551	95,617
Classified as Liability
Exercise price of USD$2.45 expiring December 31, 2024	7,485,032	1,509	7,485,032	1,917
USD$20m Registered Direct Offering Warrants
Exercise price of USD$2.45 expiring January 22, 2025	5,988,024	1,208	5,988,024	1,533

	13,473,056	2,717	13,473,056	3,450

	133,517,607	98,334	133,517,607	99,067

18. Share-based Compensation

Stock Options

The following table summarizes stock option activity during the three months ended October 31, 2020 and the year ended July 31, 2020.

	October 31, 2020		July 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Opening balance	30,014,703	$4.07	24,288,919	$5.87
Granted	2,660,031	0.97	11,946,027	1.62
Forfeited	(1,133,970)	2.94	(4,582,440)	5.55
Expired	(800,230)	7.58	(1,521,271)	9.16
Exercised	—	—	(116,532)	1.15

Closing balance	30,740,534	$3.76	30,014,703	$4.07

The following table summarizes the stock option grants during the three months ended October 31, 2020.

		Options granted
Grant date	Exercise price ($)	Executives and directors	Non-executive employees	Total	Vesting terms	Expiry period
October 30, 2020	0.97	1,398,606	1,261,425	2,660,031	Terms A	10 years

Total		1,398,606	1,261,425	2,660,031

Vesting terms A – One-third of the options will vest on each of the one-year anniversaries of the date of grant over a three-year period.

The following table summarizes information concerning stock options outstanding as at October 31, 2020.

Exercise price	Number outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average remaining life (years)
$0.58–$2.69	13,507,430	8.89	2,648,583	5.82
$3.30–$6.54	11,252,676	8.16	6,902,597	7.90
$7.13–$8.50	5,866,831	8.29	1,539,183	8.24
$8.84–$17.37	113,597	1.06	108,846	1.06

	30,740,534		11,199,209

Restricted Share Units (“RSUs”)

Under the Omnibus Plan, the Board of Directors is authorized to issue RSUs up to 10% of the issued and outstanding common shares, inclusive of the outstanding stock options. At the time of issuance, the Board of Directors establishes conversion values and expiry dates, which are up to 10 years from the date of issuance. The restriction criteria of the units are at the discretion of the Board of Directors and from time to time may be inclusive of Company based performance restrictions, employee-based performance restrictions or no restrictions to the units.

The following table summarizes RSU activity during the three months ended October 31, 2020 and the year ended July 31, 2020.

	Units	October 31, 2020 Value of units on grant date	Units	July 31, 2020 Value of units on grant date
Opening balance	2,348,431	$2.10	—	$—
Granted	28,645	0.81	2,438,544	2.13
Forfeited	(139,204)	3.30	(90,113)	2.94

Closing balance	2,237,872	$2.03	2,348,431	$2.10

The following table summarizes the RSUs granted during the three months ended October 31, 2020.

		RSUs granted
Grant date	Unit value	Executive and directors	Non-executive employees	Vesting terms	Expiry period
October 30, 2020	$0.79	28,645	—	Terms A	10 years

Total		28,645

Vesting terms A – One-third of the units vest on each of the one-year anniversaries for the first three years after the grant date.

Share-based Compensation

Share-based compensation is measured at fair value at the date of grant and are expensed over the vesting period (See Note 21 for share-based compensation allocation by expense group). In determining the amount of share-based compensation, the Company used the Black-Scholes-Merton option pricing model to establish the fair value of stock options and RSUs granted at grant date by applying the following assumptions:

	October 31, 2020	October 31, 2019
Exercise price (weighted average)	$3.37	$3.30
Stock price (weighted average)	$5.28	$3.03
Risk-free interest rate (weighted average)	1.53%	1.62%
Expected life (years) of options (weighted average)	5	5
Expected annualized volatility (weighted average)	80%	84%

Volatility was estimated using the average historical volatility of the Company and comparable companies in the industry that have trading history and volatility history.

For the three months ended October 31, 2020, the Company allocated to inventory $239 (October 31, 2019 – $2,661) of share-based compensation applicable to direct and indirect labour in the cultivation and production process.

The cash-settled share-based compensation liability is presented in Other liabilities. The following table summarizes the Company’s equity-settled and cash-settled share-based payments for the three months ended October 31, 2020 and 2019.

	October 31, 2020	October 31, 2019
	$	$
Stock option share-based compensation	3,363	10,825
RSU share-based compensation	—	—

Total equity-settled share-based compensation	3,363	10,825

RSU share-based compensation	(194)	—

Total cash-settled share-based compensation	(194)	—

19. Net Loss per Share

The following securities could potentially dilute basic net loss per share in the future but have not been included in diluted loss per share because their effect was anti-dilutive:

Instrument	October 31, 2020	July 31, 2020
Stock Options	30,794,534	29,996,748
RSUs	2,237,872	2,348,434
2019 June financing warrants	2,184,540	2,184,540
USD$25m registered direct offering warrants	7,485,032	7,485,032
USD$20m registered direct offering warrants	5,988,024	5,988,024
2020 April underwritten public offering warrants	56,017,500	56,017,500
2020 May underwritten public offering warrants	31,410,050	31,410,050
Warrants issued under conversion of debentures	18,662,500	18,662,500
Joint venture and Inner Spirit issued warrants	11,500,000	11,500,000
Convertible debenture broker/finder warrants	269,961	269,961

	166,550,013	165,862,789

20. Financial Instruments

Market Risk

Interest Risk

The Company has minimal exposure to interest rate risk related to any investments of cash and cash equivalents and its term loan. The Company may invest cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at October 31, 2020, the Company had a term loan with a carrying value of $29,109 (July 31, 2020 – $29,930) (Note 15). All interest rates are fixed. An increase or decrease of 1% to the applicable interest rates would not result in a material variance to net loss.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s level 1 and 2 investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of marketable securities and derivatives held in publicly traded entities is based on quoted market prices, which the shares of the investments can be exchanged for. The Company elected an early conversion option in the year ended July 31, 2020 in which $29,860 of the aggregate principal amount of its 8% unsecured convertible debentures (Note 13) were converted, which partially mitigates the Company’s Price Risk.

There would be no material impact (July 31, 2020 – no material impact) if the fair value of these financial assets were to increase or decrease by 10% as of October 31, 2020. The price risk exposure as at October 31, 2020 and July 31, 2020 is presented in the table below.

	October 31, 2020	July 31, 2020
	$	$
Financial assets	2,627	2,692
Financial liabilities	(2,717)	(3,450)

Total exposure	(90)	(758)

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables and convertible debentures receivable. As at October 31, 2020, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, and adult use sales are transacted with crown corporations, the Company has limited credit risk.

Cash and cash equivalents, certain restricted funds and short-term investments are held with four Canadian commercial banks that hold Dun and Bradstreet credit ratings of AA (July 31, 2020 – AA) and $145 is held with a credit union that does not have a publicly available credit rating. Certain restricted funds in the amount of $23,000 are managed by an insurer and are held as a cell captive within a Bermuda based private institution which does not have a publicly available credit rating, however the utilized custodian is Citibank which holds a credit rating of A+. The majority of the trade receivables balance is held with crown corporations of Quebec, Ontario and Alberta. Creditworthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss for the three months ended October 31, 2020 is $34 (July 31, 2020—$35).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis as they consist of a low number of material contracts. Medical trade receivables have been assessed collectively as they have similar credit risk characteristics. They have been grouped based on the days past due.

Credit risk from the convertible debenture receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationship.

The carrying amount of cash and cash equivalents, restricted cash and trade receivables represents the maximum exposure to credit risk and as at October 31, 2020; this amounted to $203,164 (July 31, 2020 – $211,860).

The following table summarizes the Company’s aging of trade receivables as at October 31, 2020 and July 31, 2020:

	October 31, 2020	July 31, 2020
	$	$
0–30 days	14,089	15,253
31–60 days	6,976	2,972
61–90 days	199	412
Over 90 days	703	789

Total	21,967	19,426

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers, which significantly impacts the financial performance of the Company. For the three months ended October 31, 2020, the Company’s recorded sales to the crown corporations; Société québécoise du cannabis (“SQDC”) the Ontario Cannabis Store (“OCS”) and the Alberta Gaming, Liquor and Cannabis agency (“ALGC”) representing 54%, 15% and 18%, respectively of total applicable periods gross cannabis sales (October 31, 2019 – three crown corporations representing 93%).

The Company holds trade receivables from the crown corporations SQDC, OCS and the AGLC representing 32%, 29% and 13% of total trade receivable, respectively as at October 31, 2020 (July 31, 2020 – the two crown corps SQDC and OCS representing 47% and 25% of total trade receivables, respectively).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at October 31, 2020, the Company had $149,773 (July 31, 2020 – $184,173) of cash and cash equivalents and $21,967 (July 31, 2020 – $19,426) in trade receivables.

The Company has current liabilities of $58,037 and contractual commitments of $10,488 due before July 31, 2022. The Company’s existing cash and cash equivalents and trade receivables are expected to provide sufficient liquidity to meet cash outflow requirements over the next twelve months.

The Company’s success in executing on its longer-term strategy is dependent upon its ability to fund the repayment of existing borrowings and to generate positive cash flows from operations. If additional liquidity is required, management plans to secure the necessary financing through the issuance of new public or private equity or debt instruments. There is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management.

The carrying values of cash and cash equivalents, trade receivables and accounts payable and accrued liabilities approximate their fair values due to their short-term to maturity.

Foreign Currency Risk

On October 31, 2020, the Company holds certain financial assets and liabilities denominated in United States Dollars (“USD”) which consist of cash and cash equivalents, and warrant liabilities. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant. The Company closely monitors relevant economic information to minimize its net exposure to foreign currency risk. The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. As at October 31, 2020, approximately $34,755 USD ($46,286) (July 31,

2020 – $42,981 USD ($57,652)) of the Company’s cash and cash equivalents was in USD. A 1% change in the foreign exchange rate would result in a change of $463 to the unrealized gain or loss on foreign exchange or on the gain or loss on financial instrument revaluation of USD denominated warrants.

21. Operating Expenses by Nature

The following table disaggregates the selling, general and administrative expenses as presented on the Statement of Loss and Comprehensive Loss into specified classifications based upon their nature:

For the three months ended	October 31, 2020	October 31, 2019
	$	$
Salaries and benefits	3,765	4,169
Selling, general and administrative	2,719	4,341
Consulting	858	2,349
Professional fees	2,481	2,777
Facilities	1,975	1,397
Travel	118	940

Total	11,916	15,973

The following table summarizes the nature of share-based compensation in the period:

For the three months ended	October 31, 2020	October 31, 2019
	$	$
General and administrative related share-based compensation	2,722	7,946
Marketing and promotion related share-based compensation	208	218

Total operating expense related share-based compensation	2,930	8,164

Share based compensation capitalized to inventory	239	2,661

Total share-based compensation	3,169	10,825

The following table summarizes the total payroll related wages and benefits by nature in the period:

For the three months ended	October 31, 2020	October 31, 2019
	$	$
General and administrative related wages and benefits	3,765	4,169
Marketing and promotion related wages and benefits	1,354	3,939
Research and development related wages and benefits	564	981

Total operating expense related wages and benefits	5,683	9,089
Wages and benefits capitalized to inventory	4,270	6,132

Total wages and benefits	9,953	15,221

22. Related Party Disclosure

Key Management Personnel Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company’s operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors.

Compensation provided to key management during the year was as follows:

For the year ended	October 31, 2020	October 31, 2019
	$	$
Salary and/or consulting fees	768	792
Termination benefits	525	616
Bonus compensation	—	42
Stock-based compensation	1,927	5,351

Total	3,220	6,801

Belleville Complex Inc.

The Company holds a 25% interest in Belleville Complex Inc. (“BCI”) with the related party Olegna Holdings Inc., a company owned and controlled by a director of the Company, holding the remaining 75% in BCI. BCI purchased a configured 2,004,000 sq. ft. facility through a $20,279 loan issued and repaid during the year ended July 31, 2019. The Company will be the anchor tenant for a 15-year, with an option to renew for 15 years and additional space to rent. The Company has also subleased a portion of the space to Truss Limited Partnership (Note 8). Consideration for the 25% interest on the joint venture is deemed $nil. The carrying value of BCI as at October 31, 2020 is $nil (July 31, 2020 - $nil).

The Company leases a space in Belleville from a related party BCI, that supports its manufacturing activities and is based in Belleville, Ontario. Under this lease arrangement, the Company incurred $1,075 in lease and operating expenses during the three months ended October 31, 2020 (October 31, 2019 - $907). This lease liability is recognized on the Company’s balance sheet under IFRS 16 (Note 14).

Truss LP

The Company owns a 42.5% interest in Truss LP and accounts for the interest as an investment in an associate (Note 8).

The Company subleases section of its Belleville lease to Truss LP this sublease is recognized as a finance lease receivable on the Company’s balance sheet (Note 5). The Company recognizes a recovery on its partnership with Truss LP in Other receivables and Other income.

Under a Temporary Supply and Services Agreement (“TSSA”) with Truss LP, the Company produces and packages cannabis infused beverages in the CIB Facility (located at the Belleville Facility) and in the Gatineau Facility, an markets and sells beverages for the legal adult-use markets in Canada, in each case subject to the terms of its regulatory approvals and applicable laws, all for its own account and as a stand-alone division of HEXO. Truss LP applied to be a licensed producer of Cannabis during the period, but until the time where Truss LP obtains all regulatory approval required under the Cannabis Act (Canada), the TSSA will remain in place. Under the TSSA, Truss LP will be an exclusive supplier to the Company of all property and all services required to carry on the business, other than specific services which are required to be provided by HEXO. As a result of this arrangement, there is a receivable from Truss of $3,610 at October 31, 2020 (July 31, 2020 – $3,405). During the three months ended October 31, 2020, the Company purchased $4,289 (October 31, 2019 – $nil) of raw materials from Truss LP under the arrangement and received $1,220 (October 31, 2019 – $nil) of Income.

23. Capital Management

The Company’s objectives when managing capital are to (1) safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and (2) maintain an optimal capital structure to reduce the cost of capital.

Management defines capital as the Company’s shareholders’ equity and interest-bearing debt. The Board of Directors does not establish quantitative return on capital criteria for management. The Company has not paid any dividends to its shareholders. The Company is not subject to any externally imposed capital requirements, with the exception of covenants related to the Company’s Term Loan as set out in Note 15.

As at October 31, 2020, total managed capital was $556,013 (July 31, 2020 – $556,676).

24. Commitments and Contingencies

COMMITMENTS

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts.

Some of these contracts have optional renewal terms that the Company may exercise at its option. The annual minimum payments payable under these obligations over the next five fiscal years and thereafter are as follows:

July 31, 2022	$10,488
July 31, 2023	3,666
July 31, 2024	3,444
July 31, 2025	3,444
July 31, 2026	2,450
Thereafter	19,274

$42,766

See Note 14 for recognized contractual commitments regarding the Company’s lease obligations under IFRS 16.

Letter of Credit

On August 21, 2019, the Company entered into a five-year letter of credit with a Canadian financial institution to provide a maximum of $250 that amortizes $50 annually until its expiry on July 14, 2024. The letter of credit has not been drawn upon as at October 31, 2020. As at October 31, 2020, the letter of credit is secured by a combination of the Company’s credit facility (Note 15).

CONTINGENCIES

The Company may be, from time to time, subject to various administrative and other legal proceedings arising in the ordinary course of business. Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated.

As of October 31, 2020, the Company is named as a defendant in securities class actions that have been filed in superior courts of the provinces of Quebec and Ontario and in the Supreme Court of the State of New York and the U.S. District Court for the Southern District of New York. One or more of the Company’s current and/or former officers and directors, and/or certain underwriters of past public offerings by the Company, are also named as defendants in certain of the actions. The lawsuits assert causes of action under Canadian and U.S. securities legislation, and at common law, in connection with statements made by the defendants that are alleged to have been materially false and/or misleading statements and their alleged failure to disclose material adverse facts. The alleged misrepresentations relate to, among other things, the Company’s forward-looking information, including but not limited to the Company’s forecast revenues for Q4 2019 and fiscal 2020, its inventory, “channel stuffing” and the Company’s supply agreement with the Province of Quebec. As at the date hereof, the amounts claimed for damages in each of these actions have not been quantified. These actions are in a preliminary stage and have not yet been certified as class actions.

As of October 31, 2020, the Company was named as a defendant in a proposed consumer protection class action filed on June 18, 2020 in the Court of Queens’ Bench in Alberta on behalf of residents of Canada who purchased cannabis products over specified periods of time. Several other licensed producers are also named as co-defendants in the action. The lawsuit asserts causes of action, including for breach of contract and breach of consumer protection legislation, arising out of allegations that the Tetrahydrocannabinol (THC) or Cannabidiol (CBD) content of medicinal and recreational cannabis products sold by the Company and the other defendants to consumers was different from what was advertised on the products’ labels. Many of the cannabis products sold by the Company and other defendants were allegedly sold to consumers in containers using plastic bottles or caps that may have rapidly absorbed or degraded the THC or CBD content within them. By allegedly over-representing the true amount of THC or CBD in the products, the plaintiff claims that consumers would be required to consume substantially more product than they otherwise would have in order to obtain the desired effects or, in the alternative, would have consumed the product without obtaining the desired effects. The action has not yet been certified as a class action.

While the Company cannot predict the outcome of the actions discussed above, it intends to assert all available defences and vigorously defend these proceedings. Defending litigation, whether or not meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. Further, the Company’s underwriting agreement with the underwriters contains contractual indemnification provisions that may require the Company to indemnify the underwriters with respect to the claims against them and their legal costs of defending the actions. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position, and the limits of available insurance may be insufficient to cover our eventual liability.

ONEROUS CONTRACT

During the year ended July 31, 2020, the Company recognized a $4,763 onerous contract provision related to a fixed price supply agreement for the supply of certain cannabis products. The supply agreement is currently the subject of legal proceedings as disclosed above. The costs and purchase obligations under the contract exceed the economic benefits expected to be received. The related loss has been included in Other gains and losses. The onerous contract liability remains as at October 31, 2020.

25. Fair Value of Financial Instruments

The carrying values of the financial instruments as at October 31, 2020 are summarized in the following table:

	Amortized cost	FVTPL	Financial liabilities designated as FVTPL	Total
Assets	$	$	$	$
Cash and cash equivalents	149,773	—	—	149,773
Restricted funds	31,424	—	—	31,424
Trade receivables	21,967	—	—	21,967
Commodity taxes recoverable and other receivables	13,298	—	—	13,298
Lease receivable – long term	3,842	—	—	3,842
Long – term investments	—	2,627	—	2,627

Liabilities	$	$	$	$
Accounts payable and accrued liabilities	38,520	—	—	38,520
Warrant liability	—	2,717	—	2,717
Lease liability – current	4,817	—	—	4,817
Lease liability – long term	23,574	—	—	23,574
Convertible debentures	29,925	—	—	29,925
Term loan – current	3,084	—	—	3,084
Term loan – long term	26,025	—	—	26,025
Other long-term liabilities	—	—	199	199

The carrying values of the financial instruments as at July 31, 2020 are summarized in the following table:

	Amortized cost	FVTPL	Financial liabilities designated as FVTPL	Total
Assets	$	$	$	$
Cash and cash equivalents	184,173	—	—	184,173
Restricted funds	8,261	—	—	8,261
Trade receivables	19,426	—	—	19,426
Commodity taxes recoverable and other receivables	16,773	—	—	16,773
Lease receivable – long term	3,865	—	—	3, 865
Long – term investments	—	3,209	—	3,209

Liabilities	$	$	$	$
Accounts payable and accrued liabilities	32,451	—	—	32,451
Warrant liability	—	3,450	—	3,450
Lease liability – current	4,772	—	—	4,772
Lease liability – long term	24,344	—	—	24,344
Convertible debentures	28,969	—	—	28,969
Term loan – current	29,930	—	—	29,930
Other long-term liabilities	—	—	393	393

The carrying values of cash and cash equivalents, restricted funds, short term investments, trade and other receivables, lease receivables, accounts payable and accrued liabilities, lease liabilities and term loan approximate their fair values due to their relatively short periods to maturity.

26. Non-Controlling Interest

The following table summarizes the information relating to the Company’s non-controlling interests, before intercompany eliminations.

	October 31, 2020	July 31, 2020
Current assets	$—	$—
Non-current assets	7,825	7,455
Current liabilities	—	—
Non-current liabilities	—	—

Non-controlling interest (%)	40%	40%

Non-controlling interest	$3,750	$3,379

The Company holds a 60% interest in Keystone Isolation Technology Inc. (“KIT”) which is intended to principally operate out of Belleville Facility, and the remaining 40% represents the non-controlling interest held by Chroma Global Technologies Ltd (the “Partner”). Under the terms of the shareholder agreement, the Company has contributed cash of $4,075 (USD$3,100), subject to foreign exchange rates. The non-controlling interest value of $3,750 represents the value of the Partners contribution in kind for their respective equity interest in the entity. During the three months ended October 31, 2020, the Partner contributed capital equipment in-kind of $371 as required under the terms of the shareholders agreement. There remains approximately $325 of an in-kind commissioning contribution to satisfy the acquisition terms of the shareholders agreement. KIT had no revenues or expenses during the three months ended October 31, 2020 and the year ended July 31, 2020.

27. Revenue from Sale of Goods

The Company disaggregated it’s revenues from the sale of goods between sales of cannabis beverages (“Cannabis beverage sales”) and dried flower, vapes, and other cannabis products (“Cannabis sales excluding beverages”). The Company’s cannabis beverage sales are derived from the Cannabis Infused Beverage (“CIB”) line, which was established in order to manufacture, produce and sell cannabis beverage products. CIB operates under the Company’s cannabis licensing and in compliance with Health Canada and the Cannabis Act’s regulations. The Company has assessed the beverage revenue stream to be realized by the Company and presented on a gross basis as defined under IFRS 15. The Company will continue to operate CIB until Truss has obtained its independent licensing to manufacture and sell cannabis products, at which point these operations will shift to Truss.

For the three months ended		October 31, 2020			October 31, 2019
Revenue stream	Cannabis sales excluding beverages	Cannabis beverage sales	Total	Cannabis sales excluding beverages	Cannabis beverage sales	Total
	$	$	$	$	$	$
Retail	35,898	3,302	39,200	18,250	—	18,250
Medical	574	—	574	1,047	—	1,047
Wholesale	401	—	401	—	—	—
International	1,125	—	1,125	—	—	—

Total revenue from sale of goods	37,998	3,302	41,300	19,297	—	19,297

Total revenue from the sale of goods is presented net of provisions for sales returns and price concessions. During the three months ended October 31, 2020, the Company incurred $786 (October 31, 2019 - $1,978) of net sales provisions and price concessions.

28. Segmented Information

The Company operates under one material operating segment. All property, plant and equipment and intangible assets are located in Canada.

29. Operating Cash Flow

The following items comprise the Company’s operating cash flow activity for the periods herein.

For the three months ended	October 31, 2020	October 31, 2019
	$	$
Items not affecting cash
Income tax recovery	—	(6,023)
Depreciation of property, plant and equipment	1,078	1,333
Depreciation of property, plant and equipment in cost of sales	2,406	—
Amortization of intangible assets	331	1,666
Loss/(gain) on convertible debentures	—	2,627
Unrealized gain on changes in fair value of biological assets	(11,096)	(7,051)
Unrealized fair value adjustment on investments	587	1,671
Amortization of deferred financing costs	54	49
Accrued interest income	2,579	—
Gain on investment	—	(17)
License depreciation and prepaid royalty expenses	89	125
Write-off of inventory and biological assets	—	2,838
Write (up)/down of inventory to net realizable value	(1,543)	23,041
Realized fair value amounts on inventory sold	4,806	6,663
Loss from investment in associate and joint ventures	1,073	1,682
Share-based compensation	2,930	8,164
Revaluation of financial instruments (gain)/loss	(733)	(297)
Impairment losses	803	702
Loss on disposal of property, plant and equipment	78	—
Gain on exit of lease	(419)	—

Total items not affecting cash	3,023	37,173

Changes in non-cash operating working capital items
Trade receivables	(2,541)	11,678
Commodity taxes recoverable and other receivables	3,458	(211)
Prepaid expenses	(3,768)	(2,044)
Inventory	(12,688)	(32,823)
Biological assets	8,193	7,150
Accounts payable and accrued liabilities	5,401	1,421
Excise taxes payable	(2,985)	3,453

Total non-cash operating working capital	(4,930)	(11,376)

Additional supplementary cash flow information is as follows:

For the	three months ended July 31, 2020		year ended July 31, 2020
	$		$
Property, plant and equipment in accounts payable		4,898		19,751
Right-of-use asset additions		—		24,405
Capitalized borrowing costs		617		2,385
Interest paid		1,068		2,527

30. Comparative Information

The Company has reclassified Impairment loss on inventory within Cost of goods sold, to conform with the current presentation. The amount is disclosed in Note 6. The Company has reclassified purchased extracts inventory from extracts to conform with the current presentation, the amount is disclosed in Note 6.

31. Income Taxes

The Company’s effective income tax rate was nil% for the three months ended October 31, 2020 (October 31, 2019 – 8.8%). The effective tax rate is different than the statutory rate primarily due to the non-recognition of deferred tax assets.

32. Subsequent Events

Approval of Share Consolidation

On December 11, 2020, by special resolution requiring approval by not less than two-thirds (66 2/3%) of the votes casted during its annual general and special meeting of shareholders, the Company’s shareholders authorized and approved the filing of articles of amendment to consolidate the Company’s issued and outstanding common shares on the basis of four (4) old common shares for one (1) new common share (the “Consolidation”). The Consolidation will become effective by the filing of articles of amendment to the Company’s articles under the Business Corporations Act (Ontario) on December 15, 2020, and it is expected it will be implemented soon thereafter. The Company will not be issuing fractional post-Consolidation common shares in connection with the Consolidation. Where the Consolidation would otherwise result in a shareholder being entitled to a fractional common share, the number of post Consolidation common shares issued to such shareholder shall be rounded up or down to the nearest whole number of common shares. Fractional interests of 0.5 or greater will be rounded up to the nearest whole number of common shares and fractional interests of less than 0.5 will be rounded down to the nearest whole number of common shares.